EXHIBIT 99.2

Announcements
FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 under
The Securities Exchange Act of 1934
Announcements sent to the London Stock Exchange
Ferguson plc, 1020 Eskdale Road, Winnersh Triangle, Wokingham, Berkshire, RG41 5TS. United Kingdom
_____________________________
Update—Routine Transaction in Own Shares announcements in the period to May 3, 2022
_____________________________

April 4, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on April 1, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each in connection with its $2 billion share repurchase program.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 120,000
Date of transaction: April 1, 2022
Price paid per share: £101.800000
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 14,810,299 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 217,360,883.
The figure of 217,360,883 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/0464H_1-2022-4-1.pdf

For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

April 5, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on April 4, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each in connection with its $2 billion share repurchase program.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 140,000
Date of transaction: April 4, 2022
Price paid per share: £101.800000
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 14,950,299 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 217,220,883.
The figure of 217,220,883 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/2226H_1-2022-4-4.pdf

For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

April 7, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on April 6, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each in connection with its $2 billion share repurchase program.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 150,000
Date of transaction: April 6, 2022
Price paid per share: £96.780000
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 15,100,299 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 217,070,883.
The figure of 217,070,883 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/5402H_1-2022-4-6.pdf

For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

April 8, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on April 7, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each in connection with its $2 billion share repurchase program.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 155,000
Date of transaction: April 7, 2022
Price paid per share: £97.383812
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 15,255,299 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 216,915,883.
The figure of 216,915,883 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/7223H_1-2022-4-7.pdf

For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

April 14, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on April 13, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each in connection with its $2 billion share repurchase program.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 140,000
Date of transaction: April 13, 2022
Price paid per share: £97.741342
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 15,395,299 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 216,775,883.
The figure of 216,775,883 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/3325I_1-2022-4-13.pdf

For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

April 19, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on April 14, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each in connection with its $2 billion share repurchase program.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 90,000
Date of transaction: April 14, 2022
Price paid per share: £99.70743
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 15,484,280 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 216,686,902.
The figure of 216,686,902 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/4830I_1-2022-4-14.pdf

For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

April 20, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on April 19, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each in connection with its $2 billion share repurchase program.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 80,000
Date of transaction: April 19, 2022
Price paid per share: £102.206628
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 15,564,280 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 216,606,902.
The figure of 216,606,902 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/6557I_1-2022-4-19.pdf

For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

April 25, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on April 22, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each in connection with its $2 billion share repurchase program.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 32,851
Date of transaction: April 22, 2022
Price paid per share: £105.4000
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 15,596,825 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 216,574,357.
The figure of 216,574,357 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/1174J_1-2022-4-22.pdf

For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

April 26, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on April 25, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each in connection with its $2 billion share repurchase program.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 82,177
Date of transaction: April 25, 2022
Price paid per share: £102.050000
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 15,679,002 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 216,492,180.
The figure of 216,492,180 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/2781J_1-2022-4-25.pdf

For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

April 27, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on April 26, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each in connection with its $2 billion share repurchase program.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 120,000
Date of transaction: April 26, 2022
Price paid per share: £100.900000
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 15,799,002 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 216,372,180.
The figure of 216,372,180 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/4350J_1-2022-4-26.pdf

For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

April 28, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on April 27, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each in connection with its $2 billion share repurchase program.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 135,631
Date of transaction: April 27, 2022
Price paid per share: £100.301575
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 15,934,633 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 216,236,549.
The figure of 216,236,549 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/6121J_1-2022-4-27.pdf

For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

April 29, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on April 28, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each in connection with its $2 billion share repurchase program.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 67,651
Date of transaction: April 28, 2022
Price paid per share: £100.710747
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 16,001,878 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 216,169,304.
The figure of 216,169,304 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/7772J_1-2022-4-28.pdf

For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

May 3, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on April 29, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each in connection with its $2 billion share repurchase program.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 70,822
Date of transaction: April 29, 2022
Price paid per share: £101.400000
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 16,072,700 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 216,098,482.
The figure of 216,098,482 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/9530J_1-2022-4-29.pdf

For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111